Notice of 2017 annual meeting of shareholders

When

Thursday, April 27, 2017 at 3:00 p.m. Vancouver time

Where

Fairmont Hotel Vancouver

Waddington Room

900 West Georgia Street

Vancouver, British Columbia V6C 2W6

Items of business:

1.	Receive our 2016 annual audited financial statements (page 13)
2.	Elect ten directors for the coming year (page 13)
3.	Re-appoint KPMG as auditor for the coming year (page 14)
4.	Authorize the directors to set the auditor’s pay (page 14)
5.	Approve a non-binding advisory resolution on executive compensation (page 14)
6.	Other business (page 14)

Your vote is important

You’re entitled to receive this notice and vote at our 2017 annual meeting of shareholders (2017 annual meeting) if you owned common shares of Eldorado Gold Corporation (Eldorado or the company) as of the close of business on March 13, 2017 (the record date of the 2017 annual meeting).

Notice-and-access

We are using notice-and-access procedures to deliver our 2017 meeting materials to shareholders. You are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions.

The circular, form of proxy, annual return card, annual audited consolidated financial statements and associated management’s discussion and analysis (MD&A) are available on our website (www.eldoradogold.com/shareholder-materials) as of March 27, 2017 and will remain on the website for one full year. You can also access the meeting materials through our public filings on SEDAR at (www.sedar.com) and the United States Securities and Exchange Commission (SEC) website at (www.sec.gov) under Eldorado’s name.

The circular contains important information about the meeting and the company. We encourage and remind you to access and review the circular prior to voting.

The company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5 Attention: Corporate Secretary

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request future copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited consolidated financial statements and MD&A.

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Tuesday, April 25, 2017 to our transfer agent at:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Tuesday, April 25, 2017.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Advisors by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at (contactus@kingsdaleadvisors.com).

By order of the board,

Karen Aram
Corporate Secretary

Vancouver, British Columbia

March 13, 2017